Filed Pursuant to Rule 424(b)(7)
Registration No. 333-200596

PROSPECTUS SUPPLEMENT

To prospectus dated December 10, 2014

402,447,679 Class A Shares

Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 10, 2014, as supplemented by the prospectus supplements dated December 31, 2014, April 1, 2015 and July 1, 2015 (together, the “Prospectus”), covering the resale by selling shareholders of up to an aggregate of 402,447,679 Class A shares representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our Class A shares involves a high degree of risk. You should carefully consider the risks relating to investing in our Class A shares and each of the other risk factors described under “Risk Factors” on page 2 of the prospectus dated December 10, 2014 before you make an investment in our Class A shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Class A shares or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2015

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Shareholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

SELLING SHAREHOLDERS

On or about September 30, 2015, (i) KAFU Holdings, L.P. (“KAFU”) exercised the Exchange Right with respect to 263,227 of its Class B shares, AAP units and general partner units and then distributed the resulting 263,227 Class A shares to certain of the selling shareholders listed below; (ii) KAFU Holdings (QP), L.P. (“KAFU QP”) exercised the Exchange Right with respect to 229,278 of its Class B shares, AAP units and general partner units and then distributed the resulting 229,278 Class A shares to certain of the selling shareholders listed below; and (iii) KAFU transferred a total of 8,115 Class B shares, AAP units and general partner units to KAFU QP.  We are amending the Selling Shareholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

Selling Shareholders	Class A Shares Beneficially Owned Prior to the Offering		Percentage of Class A Shares Beneficially Owned Prior to the Offering	Class A Shares Offered Hereby		Class A Shares to be Beneficially Owned After Offering	Percentage of Class A Shares to be Beneficially Owned After Offering
KAFU Holdings, L.P.(1)	6,217,845		1.03%	6,217,845		—	—
Roger Gunn	149,110		*	149,110		—	—
Lakeside Enterprises, L.P.(2)	114,117		*	114,117		—	—
KAFU Holdings (QP), L.P.(3)	86,468,665		14.27%	86,468,665		—	—
Chris & Mary Ellen Kanoff Trust dtd 7/23/96 Chris M. Kanoff, Trustee(4)	194,228		*	194,228		—	—
Stephen A. Luckman Trust dtd 11/10/92, Stephen A. Luckman, Trustee(5)	14,735	(6)	*	13,281	(6)	1,454	*
NFS Custodian Mark A. Stegemoeller IRA	5,378		*	5,378		—	—
FMT CO Cust IRA Rollover FBO Sarah M. Stegemoeller	3,498		*	3,498		—	—
Tramp Properties, LLC(7)	3,418		*	3,418		—	—
Laurence Boyd Richards Trust U/A Dorothy Richards Intervivos Trust dtd 11/9/13, Laurence Richards, Trustee(8)	2,407		*	2,407		—	—
Laurence Richards Separate Property Trust U/A DTD 11/8/2011 Laurence Richards Trustee(8)	962		*	962		—	—
Paragon Homes Inc. 401-K(9)	2,282		*	2,282		—	—
The Fidelity Investments Charitable Gift Fund(10)	1,529		*	1,529		—	—
Pensco Trust Company FBO Asha Garfield IRA R/O	1,426		*	1,426		—	—
Mary C. Cerni Trustee of the Cerni Surviving Spouse Trust dtd May 3, 2008(11)	869		*	869		—	—

*                 Less than one percent.

(1)         Representatives of the selling shareholder have advised us that the selling shareholder is an affiliate of a U.S. registered broker-dealer; however, the selling shareholder acquired the Class A shares in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Class A shares held by the selling shareholder.

Kayne Anderson Capital Advisors, L.P. (“KACALP”) serves as the manager of the selling shareholder. Richard A. Kayne is the controlling owner of KACALP, and Robert Sinnott is the portfolio manager of the selling shareholder. Therefore each of Messrs. Kayne and Sinnott may be deemed to exercise shared voting and dispositive power over the Class A shares held by the selling shareholder. Each of Messrs. Kayne and Sinnott disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(2)         Jill Tate Higgins, general partner of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Ms. Higgins disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of her pecuniary interest therein.

(3)         Representatives of the selling shareholder have advised us that the selling shareholder is an affiliate of a U.S. registered broker-dealer; however, the selling shareholder acquired the Class A shares in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Class A shares held by the selling shareholder.

Each of Robert Sinnott, portfolio manager of the selling shareholder, and Richard Kayne, controlling owner of the manager of the selling shareholder, KACALP, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(4)         Both Chris M. Kanoff and Mary Ellen Kanoff are the trustees of the selling shareholder and exercise sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(5)         Stephen A. Luckman, trustee of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Mr. Luckman disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(6)         The selling shareholder received 13,281 Class A shares in the transfer from KAFU QP; 1,454 Class A shares were previously owned.

(7)         Tim Crane, sole member of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Mr. Crane disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(8)         Laurence Richards, the trustee of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Mr. Richards disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(9)         Steven Garfield, the trustee of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Mr. Garfield disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his pecuniary interest therein.

(10)  Each of Amy Danforth,  President, Paul Hurley, Treasurer, Karla Valas, Vice President, Jill Weiner, Chief Compliance Officer and Secretary, Matt Nash, Senior Vice President of Marketing and Client Engagement, Stefan Podvojsky, Vice President of Program and Technology, Deborah Segal, Vice President of the Trustees’ Philanthropy Fund, Suzanne Keohane, Vice President of Service Delivery, Ryan Boland, Vice President of the Complex Asset Group, Sean Werley, Vice President of Program Management, Sean Hicks, Director of Operations, and Chris Tower, Director of Quality, Reconciliation, and Planning of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Each of the foregoing individuals disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of his or her pecuniary interest therein.

(11) Mary C. Cerni, trustee of the selling shareholder, exercises sole voting and dispositive power over the Class A shares held by the selling shareholder. Ms. Cerni disclaims beneficial ownership of any of our Class A shares held by the selling shareholder except to the extent of her pecuniary interest therein.